Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 26, 2006
(Supplementing Preliminary Prospectus dated June 9, 2006)
Registration Statement No. 333-131937

Wintegra, Inc.

Common stock offered by Wintegra	3,170,000 shares

Common stock offered by Selling Stockholders	1,830,000 shares

Total shares offered	5,000,000 shares

Over-allotment option	750,000 shares (613,531 shares from Wintegra and 136,469 shares from Selling Stockholders)

Nasdaq National Market Symbol	WNTG

Estimated price range	Between $12.00 and $14.00 per share

Underwriters	Goldman, Sachs & Co. J.P. Morgan Securities Inc. CIBC World Markets Corp. Thomas Weisel Partners LLC

On June 26, 2006, Wintegra, Inc. filed Amendment No. 8 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated June 9, 2006. The following summarizes certain disclosures in the prospectus included in Amendment No. 8 to the Registration Statement that either did not appear in or update the disclosures in the preliminary prospectus dated June 9, 2006. References below to “we,” “us,” “our” and the “Company” refer to Wintegra, Inc. and its subsidiaries.

RISK FACTORS

We updated the risk factor entitled “Any claims that our access processor solutions infringe the rights of third parties, regardless of their merit or resolution, could also include a claim against our manufacturing subcontractors and customers, which could trigger indemnification obligations” on page 14 of the preliminary prospectus dated June 9, 2006 to reference matters that were described in the immediately preceding risk factor entitled “We may be subject to claims of infringement of third party intellectual property rights or demands that we license third party technology or claims for indemnification, which could result in significant expense and loss of our intellectual property rights.” The risk factor was revised to read as follows:

Any claims that our access processor solutions infringe the rights of third parties, regardless of their merit or resolution, could also include a claim against our manufacturing subcontractors and customers, which could trigger certain indemnification obligations.

In any potential dispute involving intellectual property, our manufacturing subcontractors and customers could also become the target of intellectual property litigation. It is also possible that these or any other relevant patent holder may file claims against certain of our customers which may lead these customers to seek indemnification from us. As is standard practice in our industry, we often indemnify our customers for intellectual property claims made against them for products incorporating our technology. Accordingly, any litigation could trigger technical support and indemnification obligations in some of our agreements. To date, except for Cisco’s claim for indemnification under the provisions of an existing customer agreement described in the preceding risk factor (for which we have not conceded any liability to date), none of our other customers has made an indemnification claim against us. Any indemnification claim could result in substantial costs to us and could adversely affect our relationships with our customers.

USE OF PROCEEDS

We revised the disclosure throughout the Registration Statement and the prospectus contained therein, including the sections entitled “Prospectus Summary—The Offering,” “Risk Factors—We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment,” “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “—Quantitative and Qualitative Disclosures About Market Risk,” to reflect our intention to use existing cash to repay approximately $4.0 million of outstanding bank debt prior to the completion of the offering.

CAPITALIZATION

We revised the table set forth under the caption “Capitalization” to properly reflect the number of shares of preferred stock and common stock to be authorized on a pro forma and pro forma as adjusted basis, as previously described in the preliminary prospectus dated June 9, 2006 under the caption “Description of Capital Stock” to read as follows:

	As of March 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Stockholders’ equity:

Preferred stock, $0.001 par value; 24,304,563 shares authorized, 10,679,623 shares issued and outstanding actual; 10,000,000 shares authorized, none issued and outstanding, pro forma and pro forma as adjusted	11	—	—
Common stock, $0.001 par value; 44,500,000 shares authorized, 4,449,805 shares issued and 4,378,488 shares outstanding, actual; 50,000,000 shares authorized; 17,711,347 shares issued and outstanding, pro forma; 50,000,000 shares authorized, 22,371,973 shares issued and outstanding, pro forma as adjusted	4	18	22
Additional paid-in capital	44,525	44,522	86,047
Accumulated deficit	(35,118)	(35,118)	(35,118)
Total stockholders’ equity	9,422	9,422	50,951
Total capitalization	$9,422	$9,422	$50,951

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Application of Critical Accounting Policies—Accounting for Stock-Based Compensation

We revised the last two sentences of the penultimate paragraph of this section to read as follows: “In reassessing the value of our underlying common stock, management estimated the increase in our value from April 2005 to December 2005 based on generally accepted valuation methods. This increase in value was attributable to new design wins which were achieved throughout the period between April 2005 and December 2005, stronger financial results for the quarters ended June 30, 2005 and September 30, 2005 and an increase in the likelihood of an initial public offering of our shares.”

The following disclosure was added after the penultimate paragraph of this section:

Management assessed the fair value of our common stock as of December 2005 to be $6.28. We currently estimate the initial public offering price per share will be between $12.00 and $14.00, representing a significant increase in the value of our common stock from the fair value as of December 2005. We believe this increase is due to a number of factors and developments in our business during this time period. Our revenues of $7.2 million for the quarter ended March 31, 2006 exceeded our expectations and represented a 13% increase from the quarter ended December 31, 2005. Our backlog also increased from December 31, 2005 to March 31, 2006. We received new design wins at an accelerated pace, including design wins with large companies with significant multinational operations and multiple product lines, as well as design wins that we had not previously anticipated. In addition, a substantial number of our existing design wins moved to volume production during this period.

Notwithstanding these developments that management believes led to the recent increase in the value of our common stock, we cannot assure you that our business will continue to grow. For example, even after we achieve a design win, a customer may decide to cancel or change its product plans, or may fail to commercialize its products. In addition, after we secure a design win, our customers and their customers typically require twelve to eighteen months to develop, test and commence production of products incorporating our solutions. We cannot assure you of the timing, or extent, of any future sales from our design wins.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The date of notes 8(a)(1) and 8(a)(5) of the report of Kost Forer Gabbay & Kaiserer, Wintegra’s independent registered public accounting firm, was changed to June 22, 2006 to reflect the reverse stock split and change in authorized capital stock described below.

Consolidated Balance Sheets

The number of shares of Common stock to be authorized on a pro forma basis (unaudited) under the heading “Stockholders’ Equity” was changed to 50,000,000 shares to reflect the change in authorized capital stock described below.

Notes to Consolidated Financial Statements

The description of the Company’s adoption of SFAS No. 123(R) in the first paragraph of Note 2(m)2 was revised to read as follows:

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R) “Share-Based Payments” (SFAS No. 123(R)). For grants where the Company had previously presented the required SFAS 123 pro forma disclosures, using a fair value method (Black-Scholes), we adopted the new standard using the modified prospective method. Under this method, the Company will record the fair value of all new awards and any awards modified, repurchased or cancelled after January 1, 2006. The Company also will recognize compensation cost for those awards granted prior to January 1, 2006 that were measured at fair value for pro forma disclosure purposes, to the extent that those awards continue to vest after January 1, 2006. For grants where the Company had previously presented the required SFAS 123 pro forma disclosures using the minimum value method, the Company adopted the new standard using the prospective transition method. As such, for those awards, the Company will continue to apply APB 25 in future periods.

In Note 8(a), a new footnote 5 was added to the column showing the Company’s authorized capital stock to reflect the approval by the Company’s Board of Directors and stockholders of an amendment of the Company’s Certificate of Incorporation on June 22, 2006 to effect a one-for-two reverse stock split and to increase the authorized shares of common stock. Footnote 1 to the table was revised to reflect this event. New footnote 5 to the table reads as follows:

On June 22, 2006 the Company’s Board of Directors and Stockholders approved the Company’s Eighth Amended and Restated Certificate of Incorporation (“the Amendment”). As a result of the Amendment, the Company’s authorized shares will consist of 50,000,000 shares of Common stock and 12,152,282 shares of Preferred stock until the closing of the IPO. Following the filing of the Company’s Ninth Amended and Restated Certificate of Incorporation upon completion of the IPO, the Company’s authorized shares will consist of 50,000,000 shares of Common stock and 10,000,000 shares of Preferred stock.

To review a filed copy of our current Registration Statement, click on the following link:

http://www.sec.gov/Archives/edgar/data/1109925/000114420406026044/v045996s1a.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-471-2526.

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